May 6, 2005

Mail Stop 4561

VIA U.S. MAIL AND FAX +972 2 623 1340

Mr. Jacob Ronnel
Chief Executive Officer
Hotel Outsource Management International, Inc.
80 Wall Street, Suite 815
New York, NY 10005

> **Re: Hotel Outsource Management International, Inc.**
> **Form 10-KSB for the year ended December 31, 2004**
> **Filed April 15, 2005**
> **File No. 000-50306**

Dear Mr. Ronnel:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and will make no further review of your documents. As such, all persons who are responsible for the adequacy and accuracy of the disclosure are urged to be certain that they have included all information required pursuant to the Securities Exchange Act of 1934. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for the year ended December 31, 2004

Item 5, Market for the Registrants Common Equity and Related Stockholder Matter

1.   Please advise us how you considered SFAS 84 in accounting for the 2004 loan conversions. It appears that the conversion rate was below the market value of your stock in these transactions.

Note 1, General and Nature of Operations, page 10

2.	The disclosure in Note 1 to the Consolidated Financial Statements indicates you have a 50 % investment in an Israeli affiliate and that the wholly –owned Israeli subsidiary has had inactive operations since June 2003. The disclosure in Note 12 states that Israel represents 26% and 44% of consolidated revenues for the years ended December 31, 2004 and 2003,respectively. Please explain which consolidated subsidiary generates consolidated revenues from Israel against the context of the Note 1 disclosure..

* * * *

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Matthew Dowling, at (202) 551-3467, or me, at (202) 551-3403, if you have questions. Please respond to the comments included in this letter within ten business days or tell us when you will provide us with a response. Please file your response on EDGAR.

Sincerely,

Steven Jacobs
Accounting Branch Chief